U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D. C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
    From 4 or Form 5 obligations may continue. See Instruction 1(b) Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person
    Burke, Franklin A.
    516 North Bethlehem Pike
    Spring House, PA 19477
2. Issuer Name and Ticker or Trading Symbol
    Abraxas Petroleum Corporation
    ABP
3. IRS or Social Security number of Reporting Person (Voluntary)
    ###-##-####
4. Statement for Month/Year
    September 2001
5. If Amendment, Date of Original Month/Year

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X)Director ( )10% Owner ( )Officer (give title below) ( )Other

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
___________________________________________________________________________________________________________________________________
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Abraxas Common Stock       |09-05-|A   | | 601740           |A  |(1)        |1221130            |D     |                           |
                           |2001  |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Abraxas Common Stock       |09-18-|A   | |  38600           |A  |2.12       |1259730            |D     |                           |
                           |2001  |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Abraxas Common Stock       |09-09-|A   | |  16400           |A  |1.77       |1259730            |D     |                           |
                           |2001  |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------
Abraxas Common Stock       |09-20-|A   | |  10000           |A  |1.50       |1286130            |D     |                           |
                           |2001  |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------
Abraxas Common Stock       |09-28-|A   | |   4200           |A  |1.67       |1290330            |D     |                           |
                           |2001  |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Abraxas Common Stock       |10-02-|A   | |   5000           |A  |1.80       |1295330            |D     |                           |
                           |2001  |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Abraxas Common Stock       |10-03-|A   | |  14800           |A  |1.76       |1310130            |D     |                           |
                           |2001  |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Abraxas Common Stock       |10-04-|A   | |  10200           |A  |1.69       |1320330            |D     |                           |
                           |2001  |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|

Explaination:
(1) Received in exchange for 49,000 common shares of Grey Wolf Exploration, Inc. ("Grey Wolf")in connection with the exchangee offer by Abraxas Acquisition Corporation. On the date of the exchange, the closing price of Grey Wolf common shares was US$1.21 per share and the closing price of Abraxas Petroleum Corporation common stock was US$2.05 per share.

 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                    |
___________________________________________________________________________________________________________________________________|
1. Title of Security  |2.Conver- |3.Trans-|4.Transac- |5.Number of Deriv-|6.Date    |7.Title   |8.Price |9.Number|10.Owner-|11.Nat-|
                      |  siono or|  action|  tion Code|  ative Securities|  exerc-  |  and     |  of    |  of de-|   ship  |   ure |
                      |  Exercise|  Date  |  (Instr 8)|  acquired (A) or |  isable  |  Amount  |  Deriv-|  rivat-|   Form  |   of  |
                      |  Price of| (Month/|           |  or Disposed of  |  and Ex- |  of      |  ative |  ive   |   of    |   Ind-|
                      |  Deriv-  |   Day/ |           |  (D)(Instr. 3, 4,|  pirat-  |  Under-  |  Secur-|  Secu- |   Der-  |   ire-|
                      |  ative   |   Year)|           |  and 5)          |  ion     |  lying   |  ity   |  riti- |   ivat- |   ct  |
                      |  Security|        |           |                  |  Date    |  Security|        |  es be-|   ive   |   Ben-|
                      |          |        |           |                  |          |          |        |  nefic-|   Sec-  |   efi-|
                      |          |        |           |                  |          |          |        |  ially |   uri-  |   cial|
                      |          |        |           |                  |          |          |        |  owned |   ty:   |   Own-|
                      |          |        |           |                  |          |          |        |  at end|   Dir-  |   er- |
                      |          |        |           |                  |          |          |        |  of    |   ect   |   ship|
                      |          |        |           |                  |          |          |        |  Month |   (D)or |       |
                      |          |        |___________|__________________|__________|__________|        |        |   indir-|       |
                      |          |        |     |     |         |        |Date|Exp- |     |Amo |        |        |   ect(I)|       |
                      |          |        |Code |  V  |  (A)    |  (D)   |Exer|irat |Title|unt-|        |        |         |       |
                      |          |        |     |     |         |        |able| ion |     |or  |        |        |         |       |
                      |          |        |     |     |         |        |    |Date |     |Num-|        |        |         |       |
                      |          |        |     |     |         |        |          |     |ber |        |        |         |       |
___________________________________________________________________________________________________________________________________|
Director Stock Option
                      |          |        |     |     |         |        |    |     |     |    |        |38900   |   D     |       |
___________________________________________________________________________________________________________________________________

Explanation of Responses:




Signature of Reporting Person

_______________________________
Franklin A. Burke

October 10, 2001